1933 ACT FILE NO.: 333-163673
                                                    1940 ACT FILE NO.: 811-22337

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           AMENDMENT NO. 2 TO FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A. Exact name of trust:              Millington Unit Investment Trusts, Series 3

B. Name of depositor:                MILLINGTON SECURITIES, INC.

C. Complete address of depositor's principal executive offices:

                              222 South Mill Street
                           Naperville, Illinois 60540

D. Name and complete address of agent for service:

                                                        WITH A COPY TO:

   CHARLES G. MILLINGTON, PRESIDENT                     MORRISON WARREN
      Millington Securities, Inc.                   Chapman and Cutler LLP
         222 South Mill Street                      111 West Monroe Street
      Naperville, Illinois 60540                 Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest in the trust

F. Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[ ] Check box if it is proposed that this filing will become effective on April 23, 2010 at 2:00 PM pursuant to Rule 487.

--------------------------------------------------------------------------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                   Preliminary Prospectus Dated April 23, 2010
                              Subject to Completion



artwork: Millington Securities

                   Millington Unit Investment Trusts, Series 3

                    The Ativo ESG Portfolio, Mid-Cap Series 1

                                   Prospectus



                              Dated April 23, 2010



    A portfolio of mid-cap securities selected by Millington Securities, Inc.
              with the assistance of Ativo Capital Management LLC.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                   THE ATIVO ESG PORTFOLIO, MID-CAP SERIES 1

OVERVIEW

   Millington Unit Investment Trusts, Series 3, is a unit investment trust that consists of the Ativo ESG Portfolio, Mid-Cap Series 1 (the "Trust"). Millington Securities, Inc. ("Millington" or the "Sponsor") serves as the Sponsor of the Trust.

INVESTMENT OBJECTIVE

The Trust seeks to provide a high rate of portfolio growth.

PRINCIPAL INVESTMENT STRATEGY



   The Trust seeks to achieve its objective by investing in a portfolio of securities selected through the application of a defined investment strategy. The Trust may include domestic common stocks, American Depository Receipts ("ADRs") and U.S.-listed foreign securities. The ADRs and U.S.-listed foreign securities may be from emerging market countries. The Trust applies a proprietary rules-based discounted cash-flow return on investment (DCFROI) methodology to select the securities for its portfolio. The strategy also includes a final step that uses third party environmental, social and governance research ("ESG"), as developed by IW Financial, to validate the inclusion of individual stocks in the final portfolio. The Trust's investment strategy was developed by Ativo Capital Management LLC.

   ESG is an analytical framework designed to track and report corporate environmental, social and governance performance and risk, and looks at the following areas: community, customers, corporate governance, employees, environment and human rights.

   For purposes of the Trust's portfolio selection, "mid-cap securities" are defined as securities issued by companies with total capitalization ranging from $2 billion to $7.5 billion dollars. The Trust will be required, under normal circumstances, to invest at least 80% of its net assets in mid-cap securities, as defined above.

   For a more detailed description of the Trust's investment strategy, including the ESG methodology and source providers see "Investment Strategy" on page 12 of the prospectus.


ATIVO CAPITAL MANAGEMENT LLC


   Ativo Capital Management LLC ("Ativo") is an independent registered investment adviser that seeks to "Choose WiselyTM" each security to deliver portfolio growth. Choose Wisely(TM) is Ativo's approach, which is an application of discounted cash-flow return on investment methodologies ("DCFROI") to the management of equity portfolios. This application is just one component of an approach that has been cultivated through nearly 40 years of utilizing, developing and enhancing quantitative research. As a quantitative adviser, Ativo develops consistent rules that are rigorously applied.

   Ativo's proprietary process is a residual income model that incorporates DCFROI, cost of capital, growth, price momentum and life-cycle theory in the identification of securities and construction of portfolios. Ativo analyzes the data from over 10,000 securities to determine a company's core financial position, to objectively evaluate the true cash-flow and then, to quantify a company's real return on investment. In addition to receiving a portfolio consulting fee, the Trust pays Ativo a licensing fee for the use of its intellectual property.


IW FINANCIAL


   IW Financial is a provider of ESG research. The firm's expertise positions clients to benefit from two major trends shaping the financial services industry: demand for issues-based stock screening and a growing interest in investment portfolios that reflect the values of an institution or an individual. IW Financial's issue coverage is comprehensive in that each company in its universe is covered across all issues, not just those that can be captured by identifying industry involvement. Its in-house research covers over 3,000 publicly traded U.S. companies across more than 125 issues, allowing the asset manager, fiduciary or adviser to make informed investment decisions.


FUTURE TRUSTS


   The Sponsor intends to create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately 15 months after the inception date of the Trust (the "Inception Date") or upon the Trust's termination. If these future trusts are available, you may be able to invest your units in a future trust through the rollover option ( the "Rollover"). For a more detailed description see "Rollover" on page 15 of the prospectus. Each trust is designed to be part of a longer-term investment strategy.


         ESSENTIAL INFORMATION

Unit price at inception                        $10.00



Inception date                            April 23, 2010
Termination date                           July 22, 2011

Distribution date                      25th day of each month

Record date                            10th day of each month

CUSIP Number                                   601031107


Minimum investment                        $1,000/100 units

PORTFOLIO DIVERSIFICATION

                                                               APPROXIMATE
SECTOR                                                    PORTFOLIO PERCENTAGE



Consumer Discretionary                                                 23.76%
Health Care                                                            22.23
Financials                                                             12.70
Industrials                                                            11.19
Information Technology                                                 11.07
Telecommunication Services                                              6.32
Materials                                                               4.79
Utilities                                                               4.77
Energy                                                                  1.59
Consumer Staples                                                        1.58


COUNTRY


United States                                                          79.25%
Canada                                                                  6.40
United Kingdom                                                          3.19
Netherlands                                                             1.61
Panama                                                                  1.60
Israel                                                                  1.60
Chile                                                                   1.60
Bermuda                                                                 1.59
Indonesia                                                               1.58
China                                                                   1.58



PRINCIPAL RISKS

   As with all investments, you may lose some or all of your investment in the Trust. No assurance can be given that the Trust's investment objective will be achieved. The Trust also might not perform as well as you expect. This can happen for reasons such as these:


   Price Volatility. The Trust invests in domestic common stocks, ADRs and U.S.-listed foreign securities. The value of the Trust's units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.


         Because the Trust is not managed, the Bank of New York Mellon, (the "Trustee") will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any trust will be positive over any period of time, or that you will not lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


   Current Economic Conditions. Due to the current state of the economy, the value of the securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Starting in December 2007 and throughout most of 2009, economic activity declined across all sectors of the economy, and the United States has experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Although the latest economic data suggests slightly increased activity in the U.S. economy, unemployment remains high. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

   Dividends. There is no guarantee that the issuers of the securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.


   Financial Condition of Issuer. The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

   Mid-Cap Companies. The securities in the Trust are issued by companies that have been designated by the Sponsor as mid-cap. Smaller companies present some unique investment risks. Mid-cap Companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, mid-cap securities may not be widely followed by the investment community, which may result in lower demand for the securities.

   Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by such issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the securities.

   Foreign Securities. The Trust may invest in U.S.-listed foreign securities and ADRs. The Trust's investment in U.S.-listed foreign securities and ADRs presents additional risk. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

   Emerging Markets. The Trust may include securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk.


   Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.


     The sponsor does not manage the portfolio. The value of your investment may fall over time. The Trust will generally hold, and may continue to buy, the same securities even though a security's outlook, rating, market value or yield may have changed.


FEE TABLE

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a ten dollar ($10.00) unit price. Actual expenses may vary.

                                                                   Percentage
                                                                    of Public              Amount Per
                                                                    Offering                 $1,000
Investor Fees                                                        Price (1)              Invested
                                                                  ------------            ------------

Sales Load
   Distribution fee                                                   0.20%                    $2.00
   Creation and development fee                                       0.50                      5.00
                                                                  ------------            ------------
Sales load (based on $10 unit)                                        0.70%

Maximum sales load (including creation
and development fee) (1)                                              0.85%                    $7.00
                                                                  ============            ============

Estimated organization costs (2)
(amount per 100 units paid by the Trust at the end of the
initial offering period or after six months, at the
discretion of the Sponsor)                                            0.80%                    $8.00
                                                                  ============            ============



                                                                  Approximate
Annual Fund                                                       % of Public
Operating                                                          Offering                Amount Per
Expenses                                                             Price                100 Units (3)
                                                                  ------------            ------------
Trustee's Fee                                                          0.1050%                 $1.05
Sponsor's supervisory fee                                              0.0300                   0.30
Evaluator's fee                                                        0.0350                   0.35
Bookkeeping and administrative fee                                     0.0350                   0.35
Estimated other Trust operating expenses (4)                           0.0293                   0.29
                                                                  ------------            ------------
Total                                                                  0.2343%                 $2.34
                                                                  ============            ============

(1) The distribution fee is a sales load that compensates the Sponsor for costs associated with introducing the Trust to fee based account investors and their advisors, the distribution fee is fixed at $0.02 per unit. The creation and development "C&D" fee compensates the Sponsor for creating and developing the Trust, the C&D fee is fixed at $0.05 per unit. Both the distribution fee and the C&D fee are paid to the Sponsor at the close of the initial offering period. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time.

     If the unit price exceeds $10.00 per unit, the total C&D and distribution fees will be less than 0.70% of the Public Offering Price; if the unit price is less than $10.00 per unit, these fees will exceed 0.70% of the Public Offering Price. However, if the price you pay for your units is less than $10.00 per unit, in no event will the maximum sales fee exceed 0.85% of the Public Offering Price.

(2) Estimated organization costs include the portfolio consulting fee paid to Ativo for its assistance with the Trust portfolio.


(3) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.


(4) The estimated Trust operating expenses are based upon an estimated Trust size of approximately $10 million. Because certain of the operating expenses are fixed amounts, if the Trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may, in some cases greatly exceed the amounts reflected. Other operating expenses include a licensing fee paid by the Trust to Ativo for the use of intellectual property owned by Ativo, but do not include brokerage costs and other transactional fees, but may include global custody charges.


EXAMPLE

   This example helps you compare the cost of the Trust with other unit trusts and mutual funds. In the example the Sponsor assumes that the expenses do not change and that the Trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:



                        1 year     $173

                        3 years    $544

                        5 years    $775

   This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the Trust every 15 months subject to a rollover sales fee of 0.70%.

Report of Independent Registered Public Accounting Firm

Unitholders
Millington Unit Investment Trusts, Series 3
Ativo ESG Portfolio, Mid-Cap Series 1


We have audited the accompanying statement of financial condition, including the Trust portfolio set forth on pages 10 and 11 of this prospectus, of Millington Unit Investment Trust, Series 3, as of April 23, 2010, the initial date of deposit. The statement of financial condition is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of April 23, 2010. We believe that our audit of the statement of financial condition provides a reasonable basis for out opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Millington Unit Investment Trusts, Series 3 as of April 23, 2010, in conformity with accounting principles generally accepted in the United States of America.

                               GRANT THORNTON LLP

Chicago, Illinois
April 23, 2010

Millington Unit Investment Trusts, Series 3

The Ativo ESG Portfolio, Mid-Cap Series 1


Statement of Financial Condition as of April 23, 2010



Investment in securities


Contracts to purchase underlying securities (1)(2)                                     $      104,638
                                                                                       --------------

         Total                                                                         $      104,638
                                                                                       --------------

Liabilities and interest of investors Liabilities:
         Organization costs (3)                                                        $          837
         Distribution fee (4)                                                                     209
         Creation and development fee (4)                                                         523
                                                                                       --------------
Total                                                                                  $        1,569
                                                                                       --------------
Interest of investors:
     Cost to investors                                                                 $      104,638
     Less distribution fee, creation and development fee and organization costs (3)(4)          1,569
                                                                                       --------------
         Net interest of investors                                                            103,069
                                                                                       --------------
         Total                                                                         $      104,638
                                                                                       ==============
Number of units                                                                                10,464
                                                                                       ==============
Net asset value per unit                                                               $       9.8499
                                                                                       ==============


(1) Aggregated cost of the securities is based on the closing sale price evaluations as determined by the evaluator.

(2) Cash or an irrevocable letter of credit has been deposited with the Trustee covering the funds (aggregating $105,000) necessary for the purchase of securities in the Trust represented by purchase contracts.

(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $0.08 per unit for the Trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the Trust's Inception Date to an account maintained by the Trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) The total sales fee consists of a creation and development fee and a distribution fee. The maximum sales fee is $0.07 per unit. The distribution fee is equal to $ 0.02 per unit and the creation and development fee is equal to $0.05 per unit.

    Millington Unit Investment Trusts, Series 3
    Ativo ESG Portfolio, Mid-Cap Series 1

    As of the Trust Inception Date, April 23, 2010
                                                            Percentage
Number                                                     of Aggregate     Market         Cost of
  Of   Ticker                                                Offering      Value per     Securities to
Shares Symbol            Issuer                                Price       Share(1)        Trust(2)
------------------------------------------------------------------------------------------------------
               Common Stocks - 100.00%
               Consumer Discretionary - 23.76%
   52  ARO       Approximate, Inc                              1.59%        $ 32.08        $   1,668
    9  AZO       AutoZone, Inc                                 1.57          182.24            1,640
   39  CUK       Carnival Plc (3)                              1.60           42.89            1,673
   64  CVC       Cablevision Systems Corporation               1.60           26.16            1,674
   55  DBRN      The Dress Barn, Inc                           1.58           29.96            1,648
   11  DECK      Deckers Outdoor Corporation                   1.51          143.65            1,580
   15  ESI       ITT Educational Services, Inc                 1.62          112.69            1,690
   90  GCI       Gannett Co. Inc                               1.57           18.28            1,645
   34  GES       Guess?, Inc                                   1.59           49.05            1,668
   41  HAS       Hasbro, Inc                                   1.58           40.41            1,657
   49  JAH       Jarden Corporation                            1.58           33.76            1,654
   25  PVH       Phillips-Van Heusen Corporation               1.60           67.08            1,677
   29  ROST      Ross Stores, Inc                              1.62           58.40            1,694
   26  SWK       Stanley Black & Decker, Inc                   1.57           63.00            1,638
   61  WYN       Wyndham Worldwide Corporation                 1.58           27.14            1,656
               Consumer Staples - 1.58%
  104  DLM       Del Monte Foods Company                       1.58           15.88            1,652
               Energy - 1.59%
   85  ACGY      Acergy S.A. (3)                               1.59           19.55            1,662
               Financials - 12.70%
   22  ACGL      Arch Capital Group Ltd. (3)                   1.59           75.73            1,666
   55  AFG       American Financial Group, Inc.                1.59           30.17            1,659
  127  AINV      Apollo Investment Corporation                 1.59           13.08            1,661
  162  MBI       MBIA Inc. Common Stock                        1.55           10.00            1,620
   64  MCO       Moody's Corporation Common Stock              1.59           26.06            1,668
   37  MCY       Mercury General Corporation Com               1.60           45.31            1,676
   70  PL        Protective Life Corporation Com               1.61           24.02            1,681
   65  UNM       Unum Group Common Stock                       1.58           25.51            1,658
               Health Care - 22.23%
   53  ABC       AmerisourceBergen Corporation                 1.59           31.41            1,665
   47  AGP       AMERIGROUP Corporation                        1.58           35.15            1,652
   28  AMED      Amedisys, Inc                                 1.59           59.31            1,661
  111  BRKR      Bruker Corporation                            1.59           14.99            1,664
  100  BVF       Biovail Corporation (3)                       1.60           16.69            1,669
   37  CHSI      Catalyst Health Solutions, Inc                1.57           44.55            1,648
   41  CYH       Community Health Systems, Inc                 1.61           40.94            1,679
   27  HSIC      Henry Schein, Inc                             1.58           61.12            1,650
   35  KCI       Kinetic Concepts, Inc                         1.60           47.93            1,678
   56  OCR       Omnicare, Inc                                 1.60           29.99            1,679
   52  PDCO      Patterson Companies Inc                       1.60           32.12            1,670
   27  PRGO      Perrigo Company                               1.54           59.87            1,616
   41  SIRO      Sirona Dental Systems, Inc                    1.58           40.42            1,657
   26  TFX       Teleflex Incorporated                         1.60           64.46            1,676

     Millington Unit Investment Trusts, Series 3
     Ativo ESG Portfolio, Mid-Cap Series 1
     As of the Trust Inception Date, April 23, 2010 (continued)

                                                                Percentage
 Number                                                         of Aggregate   Market       Cost of
   Of   Ticker                                                   Offering     Value per  Securities to
 Shares Symbol               Issuer                                Price      Share(1)      Trust(2)
------------------ ------------------------------------------- ------------ ----------- --------------
               Industrials - 11.19%
   66  CBI       Chicago Bridge & Iron Company (3)             1.61%        $ 25.45        $ 1,680
   29  CPA       Copa Holdings, S.A. (3)                       1.60           57.82          1,677
   91  LFL       Lan Airlines S.A. (3)                         1.60           18.35          1,670
   60  MDR       McDermott International, Inc                  1.59           27.76          1,666
   71  SPR       Spirit Aerosystems Holdings, Inc              1.60           23.61          1,676
   66  TSL       Trina Solar Limited (3)                       1.58           25.05          1,653
   32  URS       URS Corporation                               1.61           52.58          1,683
               Information Technology - 11.07%
   58  AOL       AOL, Inc                                      1.57           28.38          1,646
   47  CHKP      Check Point Software Technologies Ltd (3)     1.60           35.67          1,676
   23  FFIV      F5 Networks, Inc                              1.58           71.79          1,651
  106  GIB       CGI Group, Inc (3)                            1.57           15.52          1,645
   33  HRS       Harris Corporation                            1.59           50.53          1,667
   34  OTEX      Open Text Corporation (3)                     1.59           48.93          1,664
   39  SNDK      SanDisk Corporation                           1.57           42.22          1,647
               Materials - 4.79%
   27  ASH       Ashland, Inc                                  1.56           60.63          1,637
   18  LZ        Lubrizol Corporation                          1.59           92.14          1,659
   22  UFS       Domtar Corporation (3)                        1.64           78.07          1,718
               Telecommunication Services - 6.32%
  209  FTR       Frontier Communications Corporation           1.57            7.84          1,639
   50  IIT       PT Indosat Tbk (3)                            1.59           33.17          1,659
   41  NIHD      NII Holdings, Inc                             1.57           40.04          1,642
  150  WIN       Windstream Corporation                        1.59           11.09          1,664
               Utilities - 4.77%
   35  DTE       DTE Energy Company                            1.58           47.26          1,654
   41  OGE       OGE Energy Corporation                        1.59           40.59          1,664
   34  OKE       ONEOK, Inc                                    1.60           49.19          1,672
                                                                                          --------
                                                                                          $104,638
                                                                                          ========


Notes to Portfolio


1) The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Trust's Inception Date. The Trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

2)   The cost of the securities to the Sponsor and the Sponsor's profit (or loss) (which is the difference between the cost of the securities to the Sponsor and the cost of the securities to the Trust) are $104,740 and ($102), respectively.


3) This is a security issued by a foreign company that trades on a U.S. securities exchange.

                                   THE TRUST
INVESTMENT STRATEGY



   The Trust seeks to achieve its objective by investing in a portfolio of securities selected through the application of a defined investment strategy. The Trust may include domestic common stocks, ADRs and U.S.-listed foreign securities. The ADRs and U.S.-listed foreign securities may be from emerging market countries. The Trust applies a proprietary rules-based discounted cash-flow return on investment (DCFROI) methodology to select the securities for its portfolio. The strategy also includes a final step that uses third party environmental, social and governance research ("ESG"), as developed by IW Financial, to validate the inclusion of individual stocks in the final portfolio. IW Financial draws on its own proprietary research and independent third party services to provide impartial and comprehensive global coverage of environmental, social and governance issues. The Trust's investment strategy was developed by Ativo Capital Management LLC ("Ativo"). The selection date for the strategy was April 21, 2010.

   For purposes of the Trust's portfolio selection, "mid-cap securities" are defined as securities issued by companies with total capitalization ranging from $2 billion to $7.5 billion dollars. The Trust will be required, under normal circumstances, to invest at least 80% of its net assets in mid-cap securities, as defined above.

   The Sponsor has selected Ativo to serve as the Trust's portfolio consultant (the "Portfolio Consultant"). The Portfolio Consultant is responsible for assisting the Sponsor with the selection of the Trust portfolio and providing ongoing supervisory service related to the securities in the portfolio. In addition to receiving a portfolio consulting fee, the Trust pays Ativo a licensing fee for the use of its intellectual property.


Portfolio Selection Strategy (the "Strategy")


   The Trust's portfolio is selected in the following manner:

   o Identify the universe of over 10,000 securities from the S&P Xpressfeed database after exclusion of ETFs, other funds and indexes. Further refine universe to those 4,700 securities that are greater than $25 million in current market capitalization, have three years of required data and have a market price greater than $1;

   o Identify all mid-cap securities that fall within the capitalization range utilized by industry recognized research databases;

   o Apply valuation screens that incorporate upside potential, downside risk and long-term price targets;

   o Apply growth screens to measure growth in assets, sales and earnings per share;

   o Apply environmental, social and governance screens using third-party ESG database providers (See description provided above);

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   o  Eliminate securities where recent publicly available information has not been incorporated into the above analysis.

   Please note that the Sponsor applies the Strategy to select the portfolio at a particular time. If additional units of the Trust are created after the Trust's Inception Date, the Trust will purchase the securities currently included in the Trust, even if a later application of the Strategy would have resulted in the selection of different securities.

   While the Trust has a term of approximately 15 months, it is designed as part of a long-term investment strategy to be followed on an annual basis. The Sponsor currently intends to offer a subsequent series of the Trust for a rollover investment when the current Trust terminates. This long-term strategy is designed to outperform the general market over time, but may not do so in any given year. You may achieve more consistent overall results by following the strategy over several years.

HOW TO BUY UNITS


   You can buy units of the Trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at www.millingtonsecurities.com. The public offering price equals the net asset value of each unit. The "net asset value per unit" is the value of the securities, cash and other assets in the Trust reduced by the liabilities of the Trust divided by the total units outstanding. The Sponsor often refers to the public offering price of units as the "offer price" or "purchase price." The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If the Sponsor receives your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time, then you will receive the price computed on the date of receipt. If the Sponsor receives your order after the close of regular trading on the New York Stock Exchange or if authorized financial professionals receive your order after that time, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to the Sponsor in a timely manner. Certain broker-dealers and clearing firms may charge a transaction or other fee for processing unit purchase orders. Units of the Trust are available for purchase through financial professionals, including the Sponsor, and are not available for purchase directly from the Trust.


   Value of the Securities. The Sponsor determines the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. The Sponsor generally determines the value of securities using the last sale price for securities traded on a national securities exchange. For this purpose, the trustee provides the Sponsor with closing prices from a reporting service approved by the Sponsor. In some cases the Sponsor will price a security based on its fair value after considering appropriate factors relevant to the value of the security. This will only be done if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.


   The Sponsor determined the initial prices of the securities shown under "Portfolio" for the Trust in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day the Sponsor sells units it will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

   Organization Costs. During the initial offering period, part of the public offering price of the units represents an amount that will pay the costs of creating your Trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the portfolio consulting fee, the initial fees and expenses of the Trustee and the initial audit. Your Trust will sell securities to reimburse the Sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when your Trust pays these costs.

   Organization costs will only be included in the public offering price during the initial offering period.



   Sales Fees. The total sales fee in connection with purchasing units equals the distribution fee of $0.02 per unit and the C&D fee of $0.05 per unit. The total combined sales fee equals $0.07 per unit. This combined sales fee is a fixed amount per unit and is paid to the Sponsor at the close of the initial offering period. If you redeem or sell your units prior to collection of the total sales fee, you will pay any remaining fee upon redemption or sale of your units. Because the distribution fee and C&D fee are fixed dollar amounts per unit, the actual fees will exceed the percentages shown in the "Fee Table" if the public offering price per unit falls below $10 and will be less than the percentages shown in the "Fee Table" if the public offering price per unit exceeds $10. Because the distribution fee and C&D fee are fixed dollar amounts per unit, your Trust will charge these amounts per unit regardless of any decrease in net asset value. However, if the price you pay for your units is less then $10 per unit, the maximum sales fee will not exceed 0.85% of the public offering price.


   Retirement Accounts. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

HOW TO SELL YOUR UNITS


   You can sell or redeem your units on any business day the New York Stock Exchange is open through your financial professional or the Trustee of your Trust. Unit prices are available daily on the internet at www.millingtonsecurities.com or through your financial professional. After the close of the initial offering period, the sale and redemption price of units is equal to the net asset value per unit. During the initial offering period, the sale and redemption price of units is equal to the net asset value per unit less the total of any unpaid distribution fees and C&D fees. During the initial offering period the sale and redemption price is sometimes referred to as the "liquidation price." Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.


   Selling Units. The Sponsor may maintain a secondary market for units. Meaning that if you want to sell your units, the Sponsor may buy them at the current net asset value or "liquidation price," depending whether or not the Trust is in its initial offering period. The Sponsor may then resell the units to other investors at the public offering price or redeem them for the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. The Sponsor may discontinue the secondary market at any time without notice. Even if the Sponsor does not make a market, you will be able to redeem your units with the Trustee on any business day for the current redemption price.

         Redeeming Units. You may also redeem your units directly with the Trustee on any day the New York Stock Exchange is open. After the close of the initial offering period, the sale and redemption price of units is equal to the net asset value per unit. During the initial offering period, the sale and redemption price of units is equal to the net asset value per unit less the total of any unpaid distribution fees and C&D fees. During the initial offering period the sale and redemption price is sometimes referred to as the "liquidation price." You will receive the redemption price for a particular day if the Trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the Trustee by the time designated by the Trustee, are priced based on the date of receipt. Redemption requests received by the Trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next redemption price computed after the Trustee receives your completed request.


   If you redeem your units, the Trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the Trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

   In-kind Distribution. You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional's firm or clearing firm). This option is generally available only for securities traded and held in the United States. The Trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your Trust's life. The Sponsor may discontinue this option upon sixty days notice.


   Rollover. The Trust strategy is a long-term investment strategy designed to be followed on an annual basis. You may achieve more consistent long-term investment results by following this strategy. As part of the strategy, the Sponsor currently intends to offer a subsequent series of the Trust for a Rollover investment when the current Trust terminates, however, it is possible that a future run of the Trust strategy may produce results which could make the offering of a subsequent series of the Trust impossible at Trust termination. You must therefore be aware that a future series of the Trust may not be available for a Rollover investment. When the Trust terminates you may have the option to participate in a Rollover and have your units reinvested into a subsequent Trust series through a Rollover as described in this section.


   If you elect to participate in the Rollover, your units will be invested in the subsequent series of the Trust on your Trust's termination date. Upon termination, the value of your units will be invested in a new Trust series, if available, at the public offering price of the new Trust. The Trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. The Sponsor does not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

   The Sponsor intends to make subsequent Trust series available for sale at various times during the year. Of course, the Sponsor cannot guarantee that a subsequent Trust or sufficient units will be available or that any subsequent Trust will offer the same investment strategy or objectives as the current Trust. The Sponsor cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Trust's procedures. The Sponsor may, in its sole discretion, modify a Rollover or stop creating units of the Trust at any time regardless of whether all proceeds of unitholders have been reinvested in a Rollover. The Sponsor may decide not to offer the Rollover upon sixty days notice. Cash which has not been reinvested in a Rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent Trust, no cash will be distributed to pay any taxes. See "Taxes."

DISTRIBUTIONS

   Distributions. Your Trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under "Essential Information" for the Trust. In some cases, your Trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or Trust expenses change.


   When the Trust receives dividends from a portfolio security, the Trust credits the dividends to the Trust's accounts. Distributions will be made from such accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of the Trust. Undistributed money in the accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of your Trust.

   You can elect to reinvest distributions in additional units of your trust at no fee, or receive distributions in cash. You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value three business days prior to the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

   Distribution Reinvestment. Unitholders may elect to reinvest distributions into additional units of their trust. There is no sales fee when you reinvest distributions from your trust into additional units of the trust. This sales fee discount applies during the initial offering period and in the secondary market. Since the distribution and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining distribution or creation and development fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time.



   Reports. The Trustee or your financial professional will make available to you a statement showing income and other receipts of your Trust for each distribution. Each year the Trustee will also provide an annual report on your Trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your Trust, if available.


ADDITIONAL INVESTMENT RISKS


   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Trust. You should understand these risks before you invest. You could lose some or all of your investment in the Trust. Recently, equity markets have experienced significant volatility. If the value of the securities falls, the value of your units will also fall. The Sponsor cannot guarantee that your Trust will achieve its objective or that your investment return will be positive over any period.

   Market risk. Market risk is the risk that a particular security in the Trust, the Trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including: general securities markets movements, changes in the financial condition of an issuer or a sector, changes in perceptions about an issuer or a sector, interest rates and inflation, governmental policies and litigation, and purchases and sales of securities by the Trust.

   Even though the Sponsor carefully supervises your portfolio, you should remember that it does not manage your portfolio. Your Trust will not sell a security solely because the market value falls as is possible in a managed fund.

   Current Economic Conditions Risk. The U.S. economy's recession began in December 2007 and has lasted through most of 2009. This recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions. Economic activity declined across all sectors of the economy, and the United States has experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Although the latest economic data suggests that the recession may be over and that the U.S. economy will experience slightly increased activity in 2010, unemployment remains high. Due to the current state of uncertainty in the economy, the value of the securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

   Price Volatility. The Trusts invest in common stocks of domestic and/or foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

   Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.


   Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

   Financial Condition of Issuer. The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

   Foreign Securities. The Trust may invest in U.S.-listed foreign securities and ADRs. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:


   o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

   o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.

   o  Foreign markets may be less liquid and more volatile than U.S. markets.

   o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect the Trust's value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the Trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the Trust's foreign currency holdings.

   o Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.


   Emerging markets risk. The Trust may invest in companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

         Mid-Cap Companies. Securities in the Trust are issued by companies which have been designated by the Sponsor as mid-cap. Smaller companies present some unique investment risks. Mid-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, mid-cap stocks may not be widely followed by the investment community, which may result in lower demand.

   Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

DISTRIBUTION OF UNITS

   The Sponsor sells units to the public through broker-dealers, registered investment advisors, certified financial planners and other firms. There are no transactional or initial sales charges on the Trust but the Sponsor may pay part of the distribution fee to third party distribution and marketing firms when they introduce units to potential buyers or intermediaries. These units are designed to be used in investment accounts that charge a "wrap fee" or periodic fees for investment advisory, financial planning or asset management services in lieu of commissions.

   The Sponsor may, at its own expense and out of its own profits, pay for third party distribution assistance, including but not limited to, obtaining shelf space in clearing firms and similar activities designed to aid in the sale of the Sponsor's products. These arrangements will not change the price you pay for your units.

   The Sponsor generally registers units for sale in various states in the U.S. The Sponsor does not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. The Sponsor may reject any order for units in whole or in part.

   The Sponsor may gain or lose money when it holds units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price the Sponsor pays for units and the price at which it sells or redeems them. The Sponsor may also gain or lose money when it deposits securities to create units. The amount of its profit or loss on the initial deposit of securities into your Trust is shown in the "Notes to Portfolio" for the Trust.

TRUST ADMINISTRATION


   The Trust. The Trust is a unit investment trust registered under the Investment Company Act of 1940. The Sponsor created the Trust under a Trust Agreement between Millington Securities, Inc. (as depositor/Sponsor, evaluator and supervisor) and The Bank of New York Mellon (as Trustee). Each unit represents an undivided interest in the assets of the Trust. To create the Trust, the Sponsor deposited securities with the Trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the Trustee delivered units of the Trust to the Sponsor. These units remain outstanding until redeemed or until the Trust terminates. At the close of the New York Stock Exchange on the Trust's Inception Date or on the first day units are sold to the public, if later, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in the Trust will increase or decrease to the extent of any adjustment.

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   Changing Your Portfolio. The Trust is not a managed fund. Unlike a managed fund, the Sponsor designed the portfolio to remain relatively fixed. The Trust will generally buy and sell securities to pay expenses, to issue additional units or to redeem units, in limited circumstances to protect the Trust, to make required distributions or to avoid imposition of taxes on the Trust. The proceeds from the sale of any securities will not be used to purchase any additional securities.


   When the Trust sells securities, the composition and diversity of the securities in the portfolio may be altered. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the Trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The Trustee will distribute any cash proceeds to unitholders. If the Trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds. If any contract for the purchase of securities fails, the Sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the Trust agreement, as described below.

   Replacement Securities. In the event that any contract to purchase a security is not consummated in accordance with its terms (a "Failed Contract Security"), the Sponsor may instruct the Trustee in writing either to effect a buy-in in accordance with the rules of the market place where the Failed Contract Securities were purchased or its clearing house or to purchase a replacement security (the "Replacement Security") which has been selected by the Sponsor out of funds held by the Trustee. Replacement Securities will be made subject to the following conditions:

   o The Replacement Securities will be securities as originally selected for the Trust or, in the case of a Trust that is a registered investment company for tax purposes, securities which the Sponsor determines to be similar in character as securities originally selected for the Trust;

   o The purchase of the Replacement Securities will not adversely affect the federal income tax status of the Trust;

   o The purchase price of the Replacement Securities will not exceed the total amount of cash deposited, or the amount available under the Letter of Credit deposited, by the Sponsor at the time of the deposit of the Failed Contract Security;

   o The Replacement Securities will be purchased within 30 days after the deposit of the Failed Contract Security.

   In the event of a Failed Contract Security, where Replacement Securities cannot be purchased, the cash will be returned to the unitholders and generally treated as a return on principal for tax purposes.

   Any contract to deliver Trust securities may not exceed 120 days from the effective date of the Trust's registration statement.

   The Sponsor will increase the size of the Trust as it sells units during the initial offering period. When the Sponsor creates additional units, it will seek to replicate the existing portfolio.

         When the Trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time the Sponsor creates units and the time the Trust buys the securities. When the Trust buys or sells securities, the Sponsor may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with the Trust or the Trustee.

   Amending the Trust Agreement. The Sponsor and the Trustee can change the Trust Agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the Sponsor and the Trustee). The Sponsor cannot change this agreement to reduce your interest in the Trust without your consent. Investors owning two-thirds of the units in the Trust may vote to change this agreement.

   Termination of the Trust. The Trust will terminate on the termination date set forth under "Essential Information" for the Trust. The Trustee may terminate the Trust early if the value of the Trust is less than 40% of the original value of the securities in the Trust at the time of deposit. At this size, the expenses of the Trust may create an undue burden on your investment. Investors owning two-thirds of the units in the Trust may also vote to terminate the Trust early. The Trustee will liquidate the Trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the Trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the Trust. If this happens, the Sponsor will refund any sales fee that you paid.

   The Trustee will notify you of any termination and sell any remaining securities. The Trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.



   The Sponsor. The Sponsor of the Trust is Millington Securities, Inc. Millington is registered under the Securities Exchange Act of 1934 as a broker-dealer. Millington is organized as a corporation under the laws of the State of Illinois. Millington is a member of the Financial Industry Regulatory Authority, Inc. The principal office of Millington is 222 South Mill Street, Naperville, Illinois 60540. As of December 31, 2009, the capital of the Sponsor was $332,188 (audited). If the Sponsor fails to or cannot perform its duties as Sponsor or becomes bankrupt, the Trustee may replace it, continue to operate the Trust without a Sponsor, or terminate the Trust.


   The Sponsor and the Trust have adopted a code of ethics requiring their employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

   Portfolio Consultant. Ativo Capital Management LLC has been selected by the Sponsor to serve as the Portfolio Consultant for the Trust. As Portfolio Consultant, Ativo will assist the Sponsor with the selection of the Trust's portfolio. For its service as Portfolio Consultant, Ativo will be paid by the Trust a fee of 0.20% of the average net assets of the Trust at the close of the initial offering period. Ativo will also provide advice to the Sponsor to help the Sponsor provide portfolio supervisory services to the Trust. The Sponsor will pay Ativo from its supervisory fee. While the Sponsor is responsible for supervising the Trust's portfolio, neither the Sponsor nor the Portfolio Consultant manage the Trust.

   The Portfolio Consultant is not an affiliate of the Sponsor. The Portfolio Consultant may use the list of securities included in the Trust portfolio in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant may recommend or effect transactions in the securities included in your Trust. This may have an effect, positive or negative, on the prices of the securities included in your Trust. This also may have an impact on the price your Trust pays for the securities and the price received upon unit redemptions or Trust termination. Certain representatives of Ativo will serve as registered representatives of the Sponsor and participate in the sale of Trust units.

   The Trustee. The Bank of New York Mellon is the Trustee of the Trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the Trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment Trust office. The Sponsor may remove and replace the Trustee in some cases without your consent. The Trustee may also resign by notifying the Sponsor and investors.

TAXES

   This section summarizes some of the main U.S. federal income tax consequences of owning units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences. This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

   As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

   Assets of the Trust. The Trust is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. It is possible that the Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by the Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

   Trust Status. If the Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

   Your Tax Basis and Income or Loss Upon Disposition. If the Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below). If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

   Dividends from Stocks. Certain dividends received with respect to the stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011. Treatment of dividends from foreign stocks held by U.S. investors may be subject to additional rules and tax filings.

   Dividends Received Deduction. Generally, a domestic corporation owning units in a Trust may be eligible for the dividends received deduction with respect to such unit owner's pro rata portion of certain types of dividends received by the Trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.


   In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your units at any time prior to 30 business days before the Trust's termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.


   Exchanges. If you elect to have your proceeds from the Trust rolled over into a future series of the Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of the Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two Trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

   Limitations on the Deductibility of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

   Foreign Investors, Taxes and Investments. Distributions by the Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or Trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from the Trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements. Some distributions by the Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor Trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

   If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through the Trust and in combination with your other investments) you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to the Trust or to you.

   A foreign corporation will generally be treated as a passive foreign investment company (a "PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If the Trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to the Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs will not be eligible to be taxed at the net capital gains tax rate.

EXPENSES

   The Trust will pay various expenses to conduct its operations. The "Fee Table" shows the estimated amount of these expenses.

   The Sponsor will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This "creation and development fee" is a charge of $0.05 per unit. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

   The Sponsor will receive a fee from the Trust for engaging third party marketing and distribution firms to assist in introducing this product to eligible investors. This "distribution fee" is a charge of $0.02 per unit. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period.

   The Trust will pay a fee to the Trustee for its services. The Trustee also benefits when it holds cash for the Trust in non-interest bearing accounts. The Trust will reimburse Millington as supervisor, evaluator and Sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. The Sponsor's reimbursements may exceed the costs of the services it provides to the Trust but will not exceed the costs of services provided to all of its unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

   The Trust will also pay its general operating expenses, including licensing fees. The Trust will pay a licensing fee to Ativo for its use of trademarks, trade names or other intellectual property owned by Ativo. The annual licensing fee received by Ativo is equal to 0.08% of the average net assets of the Trust.

   The Trust may pay expenses such as Trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary Trustee services, costs of taking action to protect the Trust, costs of indemnifying the Trustee and the Sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the Trustee for advancing funds to meet distributions. The Trust may pay the costs of updating its registration statement each year. The Trustee will generally pay Trust expenses from distributions received on the securities but in some cases may sell securities to pay Trust expenses.

EXPERTS


   Legal Matters. Chapman and Cutler LLP acts as counsel for the Trust. Dorsey & Whitney LLP acts as counsel for the Trustee.


   Independent Registered Public Accounting Firm. Grant Thornton LLP, independent registered public accounting firm, audited the statement of financial condition and the portfolio included in this prospectus.

ADDITIONAL INFORMATION


   This prospectus does not contain all the information in the registration statement that the Trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the Trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

                   Millington Unit Investment Trusts, Series 3

                    The Ativo ESG Portfolio, Mid-Cap Series 1

artwork: Millington Securities

                                   PROSPECTUS



                                 April 23, 2010



   CONTENTS


The Ativo ESG Portfolio, Mid-Cap
Series 1 ..................................     2
Investment Objective ......................     2
Principal Investment Strategy .............     2
Essential Information .....................     3
Principal Risks ...........................     4
Fee and Expenses ..........................     6
Report of Independent Registered
Public Accounting Firm ....................     8
Statements of Financial Condition .........     9
Portfolio .................................    10


The Trust...................................   12
How to Buy Units............................   13
How to Sell Your Units......................   14
Distributions...............................   16
Investment Risks............................   17
Distribution of Units.......................   19
Trust Administration........................   19
Taxes.......................................   22
Expenses....................................   24
Experts.....................................   25
Additional Information......................   25

Visit us on the Internet
http://millingtonsecurities.com



By e-mail
info@millingtonsecurities.com

Call Millington Securities, Inc.
(888) 717-5677


Call The Bank of New York Mellon
(800) 428-8890

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

E-mail:  publicinfo@sec.gov
Write:   Public Reference Section
         Washington, D.C. 20549
Visit:   http://www.sec.gov
         (EDGAR Database)
Call:    1-202-551-8090 (only for information
         on the operation of the Public
         Reference Section)



Millington Unit Investment Trusts, Series 3
Securities Act file number: 333-163673
Investment Company Act file number: 811-22337

                   MILLINGTON UNIT INVESTMENT TRUSTS, SERIES 3

                      ATIVO ESG PORTFOLIO, MID-CAP SERIES 1


                             MILLINGTON SECURITIES


                             INFORMATION SUPPLEMENT

         This Information Supplement provides additional information concerning each trust described in the prospectus for the Millington Unit Investment Trust series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should carefully consider the investment objectives, risks, policies, charges and expenses of any investment product before investing. The prospectus, if available, contains this and other important information. Please read the prospectus carefully before you invest. To obtain a copy of the prospectus, please contact your financial advisor or Millington Securities at 222 South Mill Street, Naperville, Illinois 60540,
(888) 717-5677.

         CONTENTS

               GENERAL INFORMATION..........................................2
               INVESTMENT OBJECTIVE AND POLICIES............................3
               ADMINISTRATION OF THE TRUST..................................3
               PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION.............11
               PURCHASE, REDEMPTION AND PRICING OF UNITS...................12
               PERFORMANCE INFORMATION.....................................15

GENERAL INFORMATION

         Each trust is one of a series of separate unit investment trusts created under the name Millington Unit Investment Trusts and registered under the Investment Company Act of 1940. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Millington Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

         When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on the trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in the trust and estimated income distributions per unit will increase or decrease to the extent of any adjustment. Additional units of each trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts, which will generally maintain the existing relationship among the shares of the securities in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the trust will pay any associated brokerage fees.

         The trustee has not participated in the selection of the securities deposited in the trust and has no responsibility for the composition of the trust portfolio.

         Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in a trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

         A trust consists of (a) the securities listed under "Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT POLICIES

         If a trust has elected to be taxed as a regulated investment company, the trustee may dispose of certain securities and take such further action as may be needed from time to time to ensure that a trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any tax on a trust or undistributed income of a trust as a regulated investment company.

         Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

         Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security.

         To the best of the sponsor's knowledge, there is no litigation pending as of the trust's inception in respect of any security that might reasonably be expected to have a material adverse effect on the trust. At any time after the trust's inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the trust. The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

ADMINISTRATION OF THE TRUST

         DISTRIBUTION REINVESTMENT. Certain trusts may allow unitholders to reinvest distributions into additional units of their trust without a sales fee. Your trust will pay any deferred sales fee and creation and development fee per unit regardless of any sales fee discounts. However, if you are eligible to receive a discount such that the sales fee you must pay is less than the applicable deferred sales fee and creation and development fee, you will be credited the difference between your sales fee and the deferred sales fee and the creation and development fee at the time you buy your units. Accordingly, if you reinvest distributions into additional units of your trust, you will be credited the amount of any remaining deferred sales fee and creation and development fee on such units at the time of reinvestment.

         STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

         The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

         (A)      As to the Income Account:

                  (1) the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

                  (2) the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

                  (3) the deductions, if any, from the Income Account for payment into the Reserve Account;

                  (4) the deductions for applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

                  (5) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

                  (6) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

                  (7)      the aggregate distributions to unitholders; and

                  (8) the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

         (B)      As to the Capital Account:

                  (1) the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

                  (2) the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

                  (3) the deductions, if any, from the Capital Account for payments into the Reserve Account;

                  (4) the deductions for payment of applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

                  (5) the deductions for payment of the depositor's expenses of organizing the trust;

                  (6) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

                  (7) the deductions for payment of deferred sales fee and creation and development fee, if any;

                  (8) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

                  (9)      the aggregate distributions to unitholders; and

                  (10) the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

         (C)      the following information:

                  (1) a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

                  (2) the number of units outstanding on the last business day of such calendar year;

                  (3) the unit value based on the last trust evaluation of such trust made during such calendar year; and

                  (4) the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

         RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

         AMENDMENT AND TERMINATION. The trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iii) to make such amendments as may be necessary (a) for the trust to continue to qualify as a regulated investment company for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a regulated investment company under the United States Internal Revenue Code of 1986, as amended. The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as
(1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. The trust agreement may not be amended so as to reduce the interest in a trust represented by units without the consent of all affected unitholders. Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee may consent to any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless the trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of the substance of any such amendment.

         The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units the entire sales fee paid by such purchaser.

         Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

         The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

         Approximately thirty days prior to termination of a trust, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution. A unitholder who owns the minimum number of units described in the prospectus may request an in-kind distribution from the trustee instead of cash. The trustee will make an in-kind distribution through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's in-kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in-kind distribution option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in-kind distribution.

         Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

         The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

         THE TRUSTEE. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

         The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

         Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

         The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee's performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days' prior written notice, may remove the trustee and appoint a successor trustee, as hereinafter provided, by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

         THE SPONSOR. The sponsor of the trust is Millington Securities, Inc. acting through its unit investment trust division. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor's headquarters are located at 222 South Mill Street, Naperville, Illinois 60540. The sponsor is a registered broker-dealer and investment adviser and a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

         If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

         THE EVALUATOR AND SUPERVISOR. Millington Securities, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

         LIMITATIONS ON LIABILITY. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

         The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

         The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

         EXPENSES OF THE TRUST. The sponsor will not charge a trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

         The sponsor may receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this "creation and development fee" is set forth in the prospectus. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

         The trustee receives for its services that fee set forth in the prospectus. The trustee's fee which is calculated and paid monthly is based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.

         The supervisor will charge a trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the sponsor of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

         For evaluation of the securities in a trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

         For providing bookkeeping and administrative services to a trust, the sponsor shall receive an administration fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

         The trustee's fee, sponsor's fee for providing bookkeeping and administrative services to the trust, supervisor's fee and evaluator's fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee (other than any creation and development fee) may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

         The following additional charges are or may be incurred by the trust:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard of its obligations under the trust agreement; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; and (g) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. A trust may pay the costs of updating its registration statement each year.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

         When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

PURCHASE, REDEMPTION AND PRICING OF UNITS

         PUBLIC DISTRIBUTION OF UNITS. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time.

         We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell shares of units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the our products. These arrangements will not change the price you pay for your units.

         The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

         PROFITS OF SPONSOR. The sponsor may receive a sales fee equal to the percentage of the offering price of the units of such trusts stated in the prospectus and may pay a portion of such sales fees to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

         COMPUTATION OF REDEMPTION PRICE. The redemption price for units of each trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A. Adding: (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities and (2) the aggregate value of each issue of the securities held in the trust as determined by the evaluator as described above;

B. Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) an amount representing estimated accrued expenses, including but not limited to fees and expenses of the trustee

         (including legal and auditing fees), the evaluator, the sponsor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and
         (4) other liabilities incurred by the trust, provided that the redemption price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period; and

C. Finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

PERFORMANCE INFORMATION

         Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales fees and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales fee and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                       CONTENTS OF REGISTRATION STATEMENT

     A. Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                INSURER/POLICY NO.                 AMOUNT

           National Union Fire Insurance
        Company of Pittsburgh, Pennsylvania       $120,000

     B. This amendment to the Registration Statement comprises the following papers and documents:

     The facing sheet
     The prospectus
     The signatures
     The Consents of Independent Registered Public Accounting Firm and Counsel as indicated

The following exhibits:
1.1    Trust Agreement (filed herewith).
1.1.1  Standard Terms and Conditions of Trust (filed herewith).
2.2 Form of Code of Ethics (incorporated by reference to the Form N-8B-2 filed on October 2, 2009, File No. 811-22337).
3.1 Opinion of counsel as to legality of securities being registered (filed herewith).
3.2 Opinion of counsel as to New York and federal income tax status of securities being registered (filed herewith).
3.3    Opinion of counsel as to the Trustee and the Trust (filed herewith).
4.1    Consent of Evaluator (filed herewith).
4.2    Consent of independent auditors (filed herewith).
10.1   Balance Sheet and Profit and Loss Statement of the Depositor
       (filed herewith).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Millington Unit Investment Trusts, Series 3, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Naperville and State of Illinois on the 23rd day of April, 2010.

                                     MILLINGTON UNIT INVESTMENT TRUSTS, SERIES 3

                                     By MILLINGTON SECURITIES, INC., DEPOSITOR


                                     By /s/ CHARLES G. MILLINGTON
                                        ----------------------------------------
                                            Charles G. Millington
                                                  President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on April 23, 2010 by the following persons in the capacities indicated:




                                     /s/ CHARLES G. MILLINGTON
                                     -------------------------------------------
                                         Charles G. Millington
                                         Director of Millington Securities, Inc.

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